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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                        COMMISSION FILE NUMBER: 33-27038

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 11-K [ ]Form 20-F  [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: October 31, 1998

                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




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                         PART I. REGISTRANT INFORMATION


Full Name of registrant:             JPS Textile Group, Inc.


Former name if applicable:           NA


Address of principal
 executive office:                   555 North Pleasantburg Drive, Suite 202
                                     Greenville, South Carolina 29607



                        PART II. RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                              PART III. NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The Registrant has been unable to complete its Annual Report on Form 10-K as the Registrant has been engaged in negotiations to complete the sale of a facility which produces and markets home fashion textiles. Due to the contingent nature of this proposed transaction and the fact that such transaction will have significant accounting and financial reporting implications, the Company will be unable to complete the Annual Report on Form 10-K for the fiscal period ended October 31, 1998, without unreasonable effort and expense by January 29, 1999. The Annual Report on Form 10-K will be filed on or before February 16, 1999.

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                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                      John W. Sanders, Jr. (864) 239-3900

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                           [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [X] Yes  [ ] No

         If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         See Annex A attached hereto.

         JPS Textile Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    January 29, 1999              By /s/ John W. Sanders, Jr.
                                             ----------------------------------
                                             John W. Sanders, Jr.
                                             Executive Vice President of
                                             Finance and Chief Financial Officer
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                                                                         ANNEX A


PART IV - OTHER INFORMATION

     (3) A reasonable estimate of the results of operations from the corresponding period for the last fiscal year cannot be made for the reasons set forth above in the response to Part III - Narrative.